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               UNITED STATES                          OMB Number: 3235-0145
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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4 )*


                               THE DII GROUP, INC.
                                (Name of Issuer)


                                     COMMON
                         (Title of Class of Securities)


                                    259859106
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







        NAME OF REPORTING PERSON
         SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                               INGALLS & SNYDER LLC
                                                    13-5156620

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) |_|
                                                            (b) |_|
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                  NEW YORK STATE

NUMBER OF                5     SOLE VOTING POWER            214,084
SHARES
BENEFICIALLY             6     SHARED VOTING POWER              -0-
OWNED BY
EACH                     7     SOLE DISPOSITIVE POWER     1,314,164
REPORTING
PERSON                   8     SHARED DISPOSITIVE POWER         -0-
WITH



9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            1,314,164

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.2% (Based on 25,310,631shares outstanding as of November 9, 1997 pursuant to the Company's Form 10Q for the period ended September 28, 1997).

12       TYPE OF REPORTING PERSON *

                                                      BD




                                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    Under the Securities Exchange Act of 1934

Item 1. SECURITY AND ISSUER

(a) Title of Class of Equity Securities:   Common
(b) Name and Address of Issuer's           The DII Group, Inc.
    Principal Executive Offices:           6273 Monarch Park Place
                                           Suite 200
                                           Niwot, CO 80503

Item 2.  IDENTITY AND BACKGROUND

(a)      Name:                             INGALLS & SNYDER LLC

(b)      Address of Principal Business Office: 61 Broadway
                                               New York, NY 10006

(c)      Citizenship:                     New York Limited Liability Company


(d)      Title of Class of Securities:              Common

(e)      Cusip Number                              259859106

Item 3. If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)      Broker or Dealer registered under Section 15 of the Act

Item 4.  Ownership

(a)      1,314,164

(b) 5.2% (Based on 25,310,631 shares outstanding as of November 9, 1997 pursuant to the Company's Form 10Q for the period ended September 28, 1997).

(c)
         (I)  214,084

         (II) -0-

         (III)                 1,314,164

         (IV)                  -0-

Item 5.  Ownership of Five Percent or Less of a Class

                               Not Applicable

Item 6.  Ownership of More than five Percent on Behalf of Another
Person

                               Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company

                               Not Applicable

Item 8.  Identification and Classification of Members of the Group

                               Not Applicable

Item 9.  Notice of Dissolution of Group

                               Not Applicable

Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                              February 9, 1998




                                             Joseph F. Antizzo,
                                             Managing Director